SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)

[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]

Form 20-F ☑	Form 40-F ☐

[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION ————————————————————— (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: September 8, 2004

For immediate release

September 8, 2004

Company name:	Makita Corporation
Representative:	Masahiko Goto, President
Code number:	6586
Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges

Revision of the Outlook for Non-consolidated Performance

     Makita Corporation (the “Company”) has amended the outlook for performance (non consolidation basis under Japanese GAAP) reported on July 29, 2004 in our financial statements for the first quarter of 2004 as follows.

1.	Revised outlook for non-consolidated performance during the interim period of fiscal 2005 (from April 1, 2004, to September 30, 2004)

	Yen (millions)				Yen (millions)
	Outlook announced				For the six months
	previously				ended September 30,
	(A)	Revised outlook	Change		2003
	(On July 29, 2004)	(B)	(B-A)	Percentage revision	(Results)
Net sales	48,500	48,500	0	0.0%	42,326
Ordinary profit	6,600	6,600	0	0.0%	4,328
Net income	8,000	1,000	(7,000)	(87.5%)	3,877

2.	Revised outlook for non-consolidated performance during the fiscal 2005 (from April 1, 2004, to March 31, 2005)

	Yen (millions)				Yen (millions)
	Outlook announced				For the fiscal year
	previously				ended March 31,
	(A)	Revised outlook	Change		2004
	(On July 29, 2004)	(B)	(B-A)	Percentage revision	(Results)
Net sales	88,500	88,500	0	0.0%	88,335
Ordinary profit	9,800	9,800	0	0.0%	9,444
Net income	9,700	2,700	(7,000)	(72.2%)	5,668

Note: Net income per share for the fiscal year is projected to be 18.77 yen.

English Translation of press release originally issued in Japanese language
1

3.	Reasons for revision

     Due to the filing of the petition for the commencement of civil rehabilitation procedures of Joyama Kaihatsu Ltd., a consolidated subsidiary of the Company (location of head office: Ichinomiya-cho, Hoi-gun, Aichi; President and Representative Director: Hidetake Nagai; Capital: 1,370 million yen; Major business: management of golf courses), the Company currently expects to incur an estimated extraordinary loss of 7,000 million yen due to restructuring of its affiliate.

     In addition, with respect to the consolidated income statement, the Company completed impairment of Joyama’s assets in the previous period, and there has been no effect on the Company’s consolidated profits and losses for the current period at this time.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese language
2